UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K/A
Amendment No. 1

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 20, 2021**

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	IHC	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Explanatory Note

This Amended and Restated Current Report on Form 8-K is being filed solely to add in the conformed signature of Colleen P. Maggi, the Company's Chief Financial Officer and Corporate Vice President, which was inadvertently omitted from the original report. No other changes have been made to the report.

Item 2.01. Completion of Acquisition or Disposition of Assets.

On December 20, 2021, Independence Holding Company (the "Company") completed its previously announced sale of all of the outstanding shares of common stock of its wholly-owned subsidiary Independence American Holdings Corp. ("IAHC"), which owns all of the capital stock of Independence American Insurance Company, and the Company's remaining pet assets to a subsidiary of Independence Pet Holdings, Inc. (f/k/a Iguana Capital, Inc.) ("Independence Pet") (the "IAHC Sale"), pursuant to the Stock Purchase Agreement, dated May 17, 2021 (the "IAHC Purchase Agreement"), by and among the Company's subsidiaries AMIC Holdings, Inc. and Madison Investors Corp., the Company, an affiliate of Independence Pet and JAB Holdings B.V. (solely for limited purposes). As previously announced, the Company completed the sale of its 85% interest in PetPartners, Inc. to a subsidiary of Independence Pet (the "PPI Sale") on June 30, 2021. The IAHC Sale and PPI Sale together constitute the sale of a controlling interest in the Company's pet division.

The Company received 70% of the IAHC Sale consideration in cash, or $197.7 million (inclusive of adjustments for estimated excess statutory capital and surplus), and 30% of the IAHC Sale consideration in shares of capital stock of Independence Pet valued at approximately $84.7 million.

The foregoing does not purport to be a complete summary of the IAHC Sale or the IAHC Purchase Agreement and is qualified in its entirety by reference to the full text of the IAHC Purchase Agreement, which was filed as Exhibit 10.16 to the Company's Quarterly Report for the period ended June 30, 2021 filed with the Securities and Exchange Commission on August 9, 2021 and is incorporated by reference as if fully set forth herein.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Compensation Committee of the Board of Directors of the Company approved a bonus in the amount of $500,000 payable to Ms. Teresa A. Herbert, the Company's President, upon the consummation of IAHC Sale.

Item 9.01. Financial Statements and Exhibits.

> (b)   Pro forma financial information

The (i) Pro Forma Condensed Consolidated Balance Sheet of IHC at September 30, 2021, as if the IAHC Sale had occurred as of that date, (ii) Pro Forma Condensed Consolidated Statements of Income of IHC for the nine months ended September 30, 2021 and year ended December 31, 2020, as if the IAHC Sale had occurred as of the beginning of the periods, and (iii) Pro Forma Condensed Consolidated Statements of Income of IHC for the year ended December 31, 2019, as if the IAHC Sale was reported as discontinued operations for that period, and the related notes thereto, are filed herewith as Exhibit 99.2 and incorporated herein by reference.

> (d)

Exhibit 10.1. Stock Purchase Agreement, dated May 17, 2021, by and among Independence Holding Company, Madison Investors Corp., AMIC Holdings, Inc., Iguana Acquisition LLC and JAB Holdings B.V. (Filed as Exhibit 10.16 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and incorporated herein by reference).

Exhibit 99.1. News Release of Independence Holding Company dated December 20, 2021 announcing the Completion of the Sale of a Controlling Interest in its Pet Division and the Stock of Independence American Insurance Company.

Exhibit 99.2. The (i) Pro Forma Condensed Consolidated Balance Sheet of IHC at September 30, 2021, as if the IAHC Sale had occurred as of that date, (ii) Pro Forma Condensed Consolidated Statements of Income of IHC for the nine months ended September 30, 2021 and year ended December 31, 2020, as if the IAHC Sale had occurred as of the beginning of the periods, and (iii) Pro Forma Condensed Consolidated Statements of Income of IHC for the year ended December 31, 2019, as if the IAHC Sale was reported as discontinued operations for that period, and the related notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Date: December 21, 2021

By: /s/ Colleen P. Maggi
Name: Colleen P. Maggi
Title: Chief Financial Officer and
Corporate Vice President

EXHIBIT 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: Loan Nisser**
96 CUMMINGS POINT ROAD   **(646) 509-2107**
STAMFORD, CONNECTICUT 06902   **www.IHCGroup.com**
NYSE: IHC

NEWS RELEASE

IHC ANNOUNCES COMPLETION OF THE SALE OF A CONTROLLING INTEREST IN ITS PET DIVISION AND THE STOCK OF INDEPENDENCE AMERICAN INSURANCE COMPANY

Stamford, Connecticut, December 20, 2021. Independence Holding Company (NYSE: IHC) today announced the completion of the sale of a controlling interest in its pet division and in the stock of Independence American Holdings Corp., including its subsidiary Independence American Insurance Company ("Independence American"), to a subsidiary of Independence Pet Holdings, Inc. (f/k/a Iguana Capital, Inc.) ("Independence Pet"), an investment company specifically formed to facilitate the sale transaction. The transaction was structured as two separate purchase agreements that were expected to close on different dates and had independent closing conditions.

As previously announced, the Company and its subsidiaries completed the sale of its 85% interest in PetPartners, Inc. to Independence Pet on June 30, 2021. The Company is pleased to announce that Independence American satisfied all of the conditions to the consummation of the sale, including the approval of the Delaware Department of Insurance, and closed on December 20, 2021. In aggregate for both deals, IHC received 70% of the consideration in cash, or approximately $276 million (inclusive of working capital adjustments and estimated excess statutory capital and surplus), and received 30% of the consideration in shares of capital stock of Independence Pet.

Roy T.K. Thung, Chief Executive Officer, stated "We are delighted to close these transactions and look forward to continued value creation as a shareholder and through involvement with the board of directors of Independence Pet."

About Independence Holding Company

Independence Holding Company (NYSE: IHC), through our current subsidiaries, underwrites and distributes health, group disability and life, New York State DBL and paid family leave. IHC underwrites policies in all 50 states, Washington D.C., Puerto Rico and the U.S. Virgin Islands through our two carriers: Standard Security Life Insurance Company of New York ("Standard Security Life") and Madison National Life Insurance Company, Inc. ("Madison National Life"). We also distribute products nationally through multiple channels, including digital, call center and advisors, all of which utilize our CMS-approved Web Broker, INSXcloud.com. We provide information and quoting capabilities via our domain properties including healthinsurance.org; medicareresources.org; myhealthinsurance.com; and healthedeals.com. As previously announced, IHC has entered into stock purchase agreements to sell all of the issued and outstanding capital stock of Standard Security Life and Madison National Life, each subject to regulatory approval. To learn more visit https://ihcgroup.com.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

EXHIBIT 99.2

INDEPENDENCE HOLDING COMPANY

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Independence Holding Company
Introduction to Pro Forma Condensed Consolidated Financial Statements
(Unaudited)

On December 20, 2021, Independence Holding Company and its wholly owned subsidiaries, Madison Investors Corp. ("MIC") and AMIC Holdings, Inc. ("AMIC"), completed the sale of its wholly owned subsidiary, Independence American Holdings Corp. ("IAHC"), which owns all of the capital stock of Independence American Insurance Company ("Independence American"), the Company's primary specialty health and pet insurance underwriter, and other pet assets, to a subsidiary of Independence Pet Holdings, Inc. (f/k/a Iguana Capital, Inc.) ("Independence Pet") (the "IAHC Sale"). The Company received 70% of the consideration in cash, or $197.7 million (inclusive of adjustments for estimated excess statutory capital and surplus), and 30% of the consideration in shares of capital stock of Independence Pet valued at approximately $84.7 million. The IAHC Sale transaction included Independence American's pet business and excluded all other business lines. Because the pet business was a major product line for the Company, and the Company will no longer actively engage in the sales and marketing of pet insurance, the sale transaction represented a strategic shift that will have a major effect on the Company's operations and financial results. The IAHC Sale qualified for reporting as discontinued operations in the second quarter of 2021 as a result of the Board of Directors' commitment to a plan for the disposal of a controlling interest in its pet business in May 2021.

The following unaudited pro forma condensed consolidated financial statements are based upon the historical consolidated financial statements of Independence Holding Company (collectively referred to as the "Company", or "IHC", or are implicit in the terms "we", "us" and "our"), adjusted to give effect to the sale of its subsidiary IAHC, its pet assets and Independence American to Independence Pet. These unaudited pro forma condensed consolidated financial statements are derived from, and should be read in conjunction with, the Company's Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 as filed with the Securities and Exchange Commission. Because the operations of IAHC, its pet assets and Independence American was not reflected as discontinued operations in the Company's historical financial statements for the fiscal years ended December 31, 2020 and 2019 in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, we have also provided the unaudited pro forma results of operations for the 2019 fiscal year to show its effect as discontinued operations in that year.

Unaudited pro forma financial information for IHC has been provided below to show what the significant effects on the historical financial information might have been had the IAHC Sale occurred at an earlier date. The unaudited pro forma condensed financial statements however are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the IAHC Sale actually occurred earlier. They also may not be useful in predicting the future financial condition and results of operations of the Company. The actual financial position and results of operations may differ significantly from the unaudited pro forma amounts reflected herein due to a variety of factors.

The pro forma adjustments related to the IAHC Sale are based on available information and assumptions that management believes are: (1) directly attributable to the sale of IAHC, its pet assets and Independence American; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed consolidated statements of income, expected to have continuing impact on the consolidated operating results. The most significant assumptions are set forth under the unaudited Notes to Pro Forma Condensed Consolidated Financial Statements.

Reclassifications for the effects of other operations that were discontinued in 2021 but not yet reflected in historical financial statements are presented separately in the following unaudited Pro Forma Condensed Consolidated Financial Statements to conform to the 2021 financial statement presentation. See Note 2 in the unaudited Notes to Pro Forma Condensed Consolidated Financial Statements for more information.

INDEPENDENCE HOLDING COMPANY
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (In thousands, except share data) (Unaudited)
SEPTEMBER 30, 2021

	Historical		IAHC Sale			Pro Forma Adjusted
ASSETS:						
Investments:						
Securities purchased under agreements to resell	$ 25,458	$	-		$	25,458
Fixed maturities, available-for-sale	29,070		-			29,070
Other investments	2,050		-			2,050
Total investments	56,578		-			56,578
Cash and cash equivalents	7,946		278,808	a,b		286,754
Investment in Independence Pet	33,475		84,748	a		118,223
Funds held in escrow	78,263		(78,263)	b		-
Other assets	33,975		(4,211)			29,764
Assets attributable to discontinued operations	995,383		(185,374)	c,d		810,009
TOTAL ASSETS	$ 1,205,620	$	95,708		$	1,301,328
LIABILITIES AND EQUITY:						
LIABILITIES:						
Accounts payable, accruals and other liabilities	$ 39,817	$	46,063	f	$	85,880
Liabilities attributable to discontinued operations	601,253		(22,732)	c		578,521
TOTAL LIABILITIES	641,070		23,331			664,401
Commitments and contingencies						
STOCKHOLDERS' EQUITY:						
Preferred stock $1.00 par value, 100,000 shares authorized; none issued or outstanding	-		-			-
Common stock $1.00 par value: 23,000,000 shares authorized; 18,625,458 shares issued; and 14,674,936 outstanding	18,625		-			18,625
Paid-in capital	125,357		-			125,357
Accumulated other comprehensive income	2,320		(564)	c		1,756
Treasury stock, at cost: 3,950,522 shares	(77,247)		-			(77,247)
Retained earnings	495,498		72,941	e		568,439
TOTAL IHC STOCKHOLDERS' EQUITY	564,553		72,377			636,930
NONREDEEMABLE NONCONTROLLING INTERESTS	(3)		-			(3)
TOTAL EQUITY	564,550		72,377			636,927
TOTAL LIABILITIES AND EQUITY	$ 1,205,620	$	95,708		$	1,301,328

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements.

INDEPENDENCE HOLDING COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (In thousands, except per share data) (Unaudited)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

		Historical		IAHC Sale			Pro Forma Adjusted
REVENUES:							
Net investment income	$	430	$	-		$	430
Fee income		20,291		-			20,291
Other income		1,660		10,178	g		11,838
Net realized investment gains		105		-			105
		22,486		10,178			32,664
EXPENSES:							
Selling, general and administrative expenses		53,028		2,229	g		55,257
Loss from continuing operations before taxes		(30,542)		7,949			(22,593)
Income tax (benefit)		(7,026)		1,669	g		(5,357)
Loss from continuing operations, net of tax		(23,516)		6,280			(17,236)
Loss from nonredeemable noncontrolling interests		2		-			2
NET LOSS FROM CONTINUING							
OPERATIONS ATTRIBUTABLE TO IHC	$	(23,514)	$	6,280		$	(17,234)
Basic loss per common share							
from continuing operations	$	(1.61)	$	.43		$	(1.18)
WEIGHTED AVERAGE SHARES							
OUTSTANDING		14,645		14,645			14,645
Diluted loss per common share							
from continuing operations	$	(1.61)	$	.43		$	(1.18)
WEIGHTED AVERAGE DILUTED							
SHARES OUTSTANDING		14,645		14,645			14,645

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements.

INDEPENDENCE HOLDING COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (In thousands, except per share data) (Unaudited)
FOR THE YEAR ENDED DECEMBER 31, 2020

	Historical	Discontinued Operations		IAHC Sale		Pro Forma Adjusted
REVENUES:						
Premiums earned	$ 397,530	$ (310,654)	h	$ (86,876)	c	$ -
Net investment income	11,777	(10,001)	h	(708)	c	1,068
Fee income	24,137	(9,007)	h	16,590	c	31,720
Other income	9,074	(7,208)	h	12,699	c,g	14,565
Net realized investment gains	1,346	(554)	h	(696)	c	96
	443,864	(337,424)		(58,991)		47,449
EXPENSES:						
Insurance benefits, claims and reserves	208,217	(159,690)	h	(48,527)	c	-
Selling, general and administrative expenses	205,797	(122,138)	h	(14,552)	c,g	69,107
	414,014	(281,828)		(63,079)		69,107
Income (loss) from continuing operations before taxes	29,850	(55,596)		4,088		(21,658)
Income tax (benefit)	10,732	(12,342)	h	741	c,g	(869)
Income (loss) from continuing operations, net of tax	19,118	(43,254)		3,347		(20,789)
(Income) from nonredeemable noncontrolling interests	(28)	-		-		(28)
(Income) from redeemable noncontrolling interests	(209)	209	h	-		-
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO IHC	$ 18,881	$ (43,045)		$ 3,347		$ (20,817)
Basic income (loss) per common share from continuing operations	$ 1.28	$ (2.92)		$ .23		$ (1.41)
WEIGHTED AVERAGE SHARES OUTSTANDING	14,733	14,733		14,733		14,733
Diluted income (loss) per common share from continuing operations	$ 1.28	$ (2.92) i		$ .23 i		$ (1.41)
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	14,791	14,733 i		14,733 i		14,733

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements.

INDEPENDENCE HOLDING COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (In thousands, except per share data) (Unaudited)
FOR THE YEAR ENDED DECEMBER 31, 2019

	Historical		Other Discontinued Operations			Discontinue the Operations of IAHC, Pet Assets and Independence American			Pro Forma Adjusted
REVENUES:									
Premiums earned	$ 338,741	$	(287,695)	h	$	(51,046)	c	$	-
Net investment income	15,643		(13,394)	h		(719)	c		1,530
Fee income	14,003		(6,623)	h		18,142	c		25,522
Other income	2,002		376	h		366	c		2,744
Net realized investment gains	4,705		(2,298)	h		(1,794)	c		613
Net impairment losses recognized in earnings	(646)		646	h		-			-
	374,448		(308,988)			(35,051)			30,409
EXPENSES:									
Insurance benefits, claims and reserves	174,121		(144,071)	h		(30,050)	c		-
Selling, general and administrative expenses	174,979		(116,624)	h		5,043	c		63,398
	349,100		(260,695)			(25,007)			63,398
Income (loss) from continuing operations before taxes	25,348		(48,293)			(10,044)			(32,989)
Income taxes	12,659		(8,995)	h		(2,017)	c		1,647
Income (loss) from continuing operations, net of tax	12,689		(39,298)			(8,027)			(34,636)
(Income) from nonredeemable noncontrolling interests	(119)		-			-			(119)
(Income) from redeemable noncontrolling interests	(174)		174	h		-			-
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO IHC	$ 12,396	$	(39,124)		$	(8,027)		$	(34,755)
Basic income (loss) per common share from continuing operations	$ .83	$	(2.62)		$	(.54)		$	(2.33)
WEIGHTED AVERAGE SHARES OUTSTANDING	14,903		14,903			14,903			14,903
Diluted income (loss) per common share from continuing operations	$ .83	$	(2.62)	i	$	(.54)	i	$	(2.33)
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	14,976		14,903	i		14,903	i		14,903

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements.

Independence Holding Company

Notes to Pro Forma Condensed Consolidated Financial Statements
(Unaudited)

Note 1:   **Basis of Presentation**

The Company and its wholly owned subsidiaries, MIC and AMIC, completed the sale of its wholly owned subsidiary, IAHC, which owns all of the capital stock of Independence American, the Company's primary specialty health and pet insurance underwriter, and other pet assets, to a subsidiary of Independence Pet. The unaudited Pro Forma Condensed Consolidated Balance Sheet has been prepared as if the IAHC Sale had been consummated on September 30, 2021. The unaudited Pro Forma Condensed Consolidated Statements of Income for the nine months ended September 30, 2021 and for the year ended December 31, 2020 have been prepared as if the IAHC Sale occurred as of the beginning of each respective period; the unaudited Pro Forma Condensed Consolidated Statement of Income for the 2019 fiscal year has been prepared to present the operations of IAHC, including its pet assets and Independence American, as discontinued operations as of the beginning of the period.

The unaudited Pro Forma Condensed Consolidated Financial Statements are based upon available information and certain assumptions that management believes are: (1) directly attributable to the IAHC Sale; (2) factually supportable; and (3) with respect to the unaudited Pro Forma Condensed Consolidated Statements of Income, expected to have continuing impact on the consolidated operating results. The estimated net gain resulting from the consummation of the IAHC Sale is included as an adjustment to retained earnings on the unaudited Pro Forma Condensed Consolidated Balance Sheet at September 30, 2021 and is not reflected as an adjustment in the unaudited Pro Forma Condensed Consolidated Statements of Income in any period presented. In addition, the Company did not include a pro forma adjustment for investment income that could have been potentially earned on the net proceeds from the sale transaction in such statements. However, the unaudited Pro Forma Condensed Consolidated Statements of Income do reflect pro forma adjustments for estimated federal and state income tax provisions, which may be subject to further adjustment based on the actual carrying value of net assets sold at the date of closing, among other considerations.

The unaudited Pro Forma Condensed Consolidated Financial Statements do not represent what the Company's financial position would have been assuming the consummation of the IAHC Sale had occurred on September 30, 2021 or what the Company's consolidated statements of income would have been assuming the consummation of the IAHC Sale had occurred prior to January 1, 2019, nor do they project the Company's financial position or results of operations at any future date or for any future period. These unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 as filed with the Securities and Exchange Commission.

Note 2:   **Other Discontinued Operations**

During the second and third quarters of 2021, IHC's Board of Directors committed to various plans for the disposal of several other business operations. Each plan represents a strategic shift that will have a major effect on the Company's operations and financial results and as such, they each qualified for reporting as discontinued operations in 2021. The assets, liabilities, and related income and expenses associated with each disposal group are presented as discontinued operations in the historical column of the unaudited Pro Forma Condensed Consolidated Financial Statements as of September 30, 2021 and for the nine months then ended.

Refer to Note 5 below for certain pro forma adjustments to reflect the aggregate impact of these other discontinued operations on the Condensed Consolidated Statements of Income for the fiscal years ended December 31, 2020 and 2019 because they were not yet reflected in the Company's historical financial statements for those periods.

Note 3:   Sale of IAHC, Pet Assets and Independence American

The Company and its wholly owned subsidiaries, MIC and AMIC, completed the sale of its wholly owned subsidiary, IAHC, which owns all of the capital stock of Independence American, the Company's primary specialty health and pet insurance underwriter, and other pet assets, to a subsidiary of Independence Pet. The Company received 70% of the consideration in cash, or $197.7 million (inclusive of adjustments for estimated excess statutory capital and surplus), and 30% of the consideration in shares of capital stock of Independence Pet valued at approximately $84.7 million. Pursuant to the terms of the underlying stock purchase agreement, the IAHC Sale transaction included the sale of Independence American's pet business and excluded all other business lines. The excluded business, consisting of Independence American's specialty health and other group business, was reinsured by Madison National Life Insurance Company ("Madison National Life"), a wholly owned subsidiary of IHC, immediately prior to the sale.

The financial statement impacts of the excluded lines of business are presented as discontinued operations, or as pro forma adjustments in other discontinued operations, in connection with the pending sales of the Company's subsidiaries, Madison National Life and Standard Security Life Insurance Company of New York (see Note 2).

Note 4:   Funds Held in Escrow

On June 30, 2021, the Company completed the sale of its majority interest in PetPartners, Inc. ("PetPartners") to Independence Pet and, as a result, received cash proceeds of $78.3 million and an equity investment in Independence Pet. The cash proceeds were deposited into an escrow account owned by a subsidiary of AMIC and treated as a security deposit. Upon the closing of the IAHC Sale transaction, the funds were released from the escrow account to the Company.

Note 5:   Pro Forma Adjustments

a) Reflects proceeds received upon the IAHC Sale, including adjustments for the estimated excess statutory and capital of Independence American over certain target amounts.

b) The pro forma adjustment reflects the release of the PetPartners sale proceeds held in an escrow account to cash. See Note 4.

c) Reflects the elimination of assets and liabilities previously accounted for as discontinued operations and corresponding income and expenses of IAHC, its pet assets and Independence American.

d) Includes goodwill allocated to the IAHC Sale transaction.

e) Reflects the pro forma estimated gain of $72.9 million on the IAHC Sale, net of estimated expenses, and applicable income taxes had the transaction occurred on September 30, 2021.

f) Includes estimated liabilities for transaction costs and estimated state and Federal income taxes on the pro forma estimated gain.

g) Assuming Independence American reinsured its specialty health business to Madison National Life as of the beginning of the applicable period, the pro forma adjustment reflects the estimated net settlements related to the reinsured specialty health business from Madison National Life to IHC, and the pro forma impact of estimated fees payable by IHC to Independence American for the administration of its specialty health business, until the policies run off, including estimated income taxes.

h) Reflects the aggregate impact of other discontinued operations reported in the historical interim financial statements as of and for the nine months ended September 30, 2021 that were not yet presented as discontinued operations in the Company's historical financial statements for the fiscal years ended December 31, 2020 and 2019. See Note 2.

i) As a result of the pro forma adjustments above, there are losses from continuing operations, therefore diluted earnings per share is calculated using basic weighted average shares outstanding.